EXHIBIT F-1

                                   January 24, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Cinergy Corp.
          Declaration in File No. 70-8521
          Post-Effective Amendment No. 1
Dear Sirs:
     I am Senior Counsel to Cinergy Services, Inc. ("Cinergy Services"), the service company subsidiary of Cinergy Corp. ("Cinergy"), and am furnishing this opinion as an exhibit to Cinergy's Declaration on Form U-1 in the above file (the "U-1"), as previously amended and as to be further amended by Post-Effective Amendment No.1 of even date herewith (the "Post-Effective Amendment").
     The transactions proposed in the U-1 as so amended include the issuance and sale by Cinergy from time to time through December 31, 1999, in an aggregate principal amount at any one time outstanding not to exceed $1 billion, and within certain parameters set out therein, (1) unsecured short-term promissory notes to banks and other financial institutions, (2) commercial paper to commercial paper dealers and financial institutions, and (3) unsecured demand promissory notes to banks evidencing Cinergy's reimbursement obligation in respect of letters of credit issued by such banks on Cinergy's behalf (such bank borrowings, commercial paper sales and letter of credit transactions being herein collectively referred to as the "Short-Term Financing Transactions"). In addition, Cinergy requests specific authority in the Post-Effective Amendment to invest all or any of the proceeds of such financing transactions in exempt wholesale generators, foreign utility companies and related special purpose subsidiaries, subject to restrictions set forth in the Post-Effective Amendment.
     I am of the opinion that Cinergy is a corporation validly organized and duly existing under the laws of the State of Delaware and that, upon the issuance of the Commission's supplemental order herein, and in the event that the proposed transactions are consummated in accordance with the U-1 as amended through the Post-Effective Amendment (and as it may be further amended); with the January 1995 Order and such supplemental order; and with all requisite corporate and other approvals and authorizations:
     (a) all laws of the State of Delaware applicable to Cinergy's participation in the proposed transactions will have been complied with;
     (b) the notes and commercial paper to be issued by Cinergy in connection with the proposed transactions will, in each case, be valid and binding obligations of Cinergy in accordance with the terms thereof; and
     (c) the consummation by Cinergy of the proposed transactions will not violate the legal rights of the holders of any securities issued by Cinergy or any associate company thereof.
     I am a member of the Ohio Bar and do not hold myself out as an expert on the laws of any other state. As to matters involving the laws of the State of Delaware, I have made or caused to be made a study of such laws to the extent relevant to this opinion. I hereby consent to the filing of this opinion as an exhibit to the Post-Effective Amendment.
                                   Very truly yours,

                                   Jerome A. Vennemann
                                   Senior Counsel


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